50 2/9/04

04001666

UF 2-4-04

...ES ...E COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44141

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VBC SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

348 CLIFTON AVENUE
(No. and Street)

CLIFTON	NJ	07011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
VINCENT S. COMPERATORE 973-365-1900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT G. PETERS
(Name – *if individual, state last, first, middle name*)

790 BLOOMFIELD AVENUE	CLIFTON	NJ	07012
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 11 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

0/2-10

OATH OR AFFIRMATION

I, VINCENT S. COMPERATORE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VBC SECURITIES, LLC, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

MANAGING MEMBER
Title

Notary Public
My Commission Expires
February 22, 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Robert G. Peters, CPA

V.B.C. SECURITIES, LLC

Financial Statement

As at December 31, 2003

File No. 8-44141

Robert G. Peters, CPA File No. 8-44141

Table of Contents

Robert G. Peters
790 Bloomfield Avenue
Clifton, NJ 07012

V.B.C. Securities, LLC
348 Clifton Avenue
P.O. Box 166
Clifton, NJ 07011

Gentlemen:

I have audited the accompanying balance sheet of V.B.C. Securities, LLC, as of December 31, 2003, and the related statements of income, capital and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of V.B.C. Securities, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Robert G. Peters, CPA

Clifton, New Jersey
January 26, 2004

Robert G. Peters, CPA File No. 8-44141

V.B.C. Securities, LLC
Balance Sheet
As At December 31, 2003

ASSETS

Current Assets:

Cash in bank and clearing agent	$ 54,889	
Market value of securities owned	0	
Commission receivable	28,439	
Good faith deposit	50,034	
Other clearing accounts	1,146	
Total Current Assets		134,508

LIABILITIES AND CAPITAL

Current Liabilities:

Accounts payable	6,528	
Total Current Liabilities		$ 6,528
Capital		127,980
Total Liabilities and Capital		$ 134,508

Robert G. Peters, CPA File No. 8-44141

V.B.C. Securities, LLC
Statement of Income
For the Period January 1, 2003 through December 31, 2003

Revenues:		
Income-Commissions		$336,179
Income-Non-commission		17,738
		$353,917
Expenses:		
Postage and mailings	$ 2,178	
Rent	21,376	
Periodicals	2,881	
Transfer costs	1,765	
Equipment Rental	28,557	
Adv & bus promotion	7,092	
Insurance	150	
Telephone	719	
NJ Annual Report	50	
Membership fees and dues	4,492	
Salesmen's commissions	153,916	
Transportation	1,676	
Continuing education	91	
Interest Expense	12,000	
Stationary and supplies	3,656	
Back office expense	42,000	
Professional	600	
Retirement, Pension	60,000	
Repairs and maintenance	1,999	
Utilities	3,215	
Total Expenses		348,413
Net Income (loss)		$ 5,504
		========

Robert G. Peters, CPA File No. 8-44141

V.B.C. Securities, LLC
Cash Flow Statement
For The Year Ended December 31, 2003

Cash flow from operations:

Net earnings	$ 5,504
Adjustments to reconcile net earnings to net cash provided by operating activities	(0)
Changes in assets and liabilities	
Inecrease in clearing account	(826)
Decrease in accounts payable	(2,649)
Increase in good faith deposit	(51)
Increase in commission receivable	(5,148)
Partner draw in excess of contributions	0
Increase / <Decrease> in cash	(3,170)
Cash at beginning of year	58,059
Cash at end of year	$ 54,889

Robert G. Peters, CPA File No. 8-44141

V.B.C. Securities, LLC
Statement of Change in Financial Condition
For the Period January 1, 2003 to December 31, 2003

	12/31/2002	12/31/2003
Current assets	$ 131,653	$ 134,508
Current liabilities	(9,177)	(6,528)
Net working capital	$ 122,476	$ 127,980
	==========	==========
Net working capital - Jan. 1	$ 118,558	$ 122,476
Increase in capital equity Jan. 1 - Dec. 31	(1)	0
Income for the period Jan. 1 - Dec. 31	3,919	5,504
Net working capital-Dec. 31	$ 122,476	$ 127,980
	==========	==========

Robert G. Peters, CPA File No. 8-44141

V.B.C. Securities, LLC
Statement of Changes in Partnership Capital
For the Period January 1, 2003 through December 31, 2003

Capital January 1, 2003	$	122,476
Net Income Jan. 1, 2003 through Dec. 31, 2003		5,504
Contributions from Jan. 1, 2003 thru Dec. 31, 2003		0
Drawings from Jan. 1, 2003 thru Dec. 31, 2003	$	0
Capital December 31, 2003	$	127,980
		==========

Robert G. Peters, CPA

V.B.C. Securities, LLC
Supplemental Notes
As at December 31, 2003

Note 1. For the period January 1, 2003 through December 31, 2003, there were no liabilities subordinated to claim of creditors.

Note 2. V.B.C. Securities, LLC net capital and its required net capital computed in accordance with the capital rule applicable to it and were calculated as at December 31, 2003 at a ratio of .051 to 1. Computed as follows:

Partnership Capital		$ 127,980
Less: Capital deductions		(0)
Net Capital before haircuts		$ 127, 980
Less: Haircuts on securities:		
Investment securities	$ 0	
Undue concentration	0	
Fail to receive	0	(0)
Net Capital		$ 127, 980
Aggregated indebtedness		6,528
AI / NC		.051 to 1

Note 3. Formula for Determination of Reserve Requirement for Brokers and Dealers Under SEC Rule 15c3, V.B.C. Securities, LLC is entitled to exemption from this rule because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 4. There are no material differences with regard to computation of net capital under rule 15C3-3 between the corresponding unaudited most recent focus Part II filing and the audited annual statement.

V.B.C. Securities, LLC
Supplemental Notes
As at December 31, 2003

Note 5. No material inadequacies were found to exist in the accounting system, in the internal control, in the procedures for safeguarding securities and in the practices and procedures employed in complying with rule 17-A-13 and in the resolution of securities differences.

Note 6. Pursuant to rule 17-5 (f) (2), Robert G. Peters, CPA, 790 Bloomfield Avenue, Clifton, NJ 07012, has been selected as auditor on a continuing nature and providing for successive year audits, unless discontinued by either party in writing and with at least thirty days notice.

Note 7. I, Vincent S. Comperatore, Managing Member, swear that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of V.B.C. Securities, LLC as at December 31, 2003, are true and correct. I further swear that neither the company or any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exception.

Vincent S. Comperatore

Maria Sniezek
Notary Public of the State of New Jersey
My commission expires February 22, 2006.